                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

For the fiscal year ended December 31, 2001

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ............ to ..............

                          Commission file number 1-4982

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         PARKER RETIREMENT SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PARKER-HANNIFIN CORPORATION
                             6035 PARKLAND BOULEVARD
                           CLEVELAND, OHIO 44124-4141

                         PARKER RETIREMENT SAVINGS PLAN

                          INDEX OF FINANCIAL STATEMENTS


                                                                     PAGE
                                                                     ----
Independent Auditors' Report                                            1

Financial Statements:

    Statements of Net Assets Available for Benefits
         at December 31, 2001 and 2000                                  2

    Statements of Changes in Net Assets Available for Benefits
         for the years ended December 31, 2001 and 2000                 2

    Notes to Financial Statements                                       3

Supplemental Schedules:

    Schedule of Assets (Held at End of Year)                           10
         for the year ended December 31, 2001

    Schedule of Reportable Transactions
         for the year ended December 31, 2001                          11

                          Independent Auditors' Report

To the Participants and Board of Directors
Parker-Hannifin Corporation
Parker Retirement Savings Plan

     We have audited the accompanying statements of net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hausser + Taylor LLP
Beachwood, Ohio
June 18, 2002

                         PARKER RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          AT DECEMBER 31, 2001 AND 2000
                             (Dollars in Thousands)

                                                                  2001          2000
                                                             -------------  ------------
ASSETS
------
Investments (Notes 1, 6 & 8)                                 $ 1,535,544    $ 1,367,188
Accrued interest and dividends                                     1,268          1,389
Other                                                              2,124          1,987
                                                             -----------    -----------
Total assets                                                   1,538,936      1,370,564
                                                             -----------    -----------

LIABILITIES
-----------
Notes payable (Note 5)                                            97,244         94,188
Other                                                              3,662          4,343
                                                             -----------    -----------
Total liabilities                                                100,906         98,531
                                                             -----------    -----------
Net Assets Available for Benefits                            $ 1,438,030    $ 1,272,033
                                                             ===========    ===========


           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                             (Dollars in Thousands)

                                                                  2001                    2000
                                                             ------------            ------------
ADDITIONS
---------
Participant contributions (Notes 1, 2 & 4)                   $    72,253             $    74,466
Employer contributions (Notes 1, 2 & 4)                           33,415                  29,942
Interest income                                                   21,256                  26,821
Dividend income                                                    9,580                   9,727
Transfers from other plans (Note 12)                             132,961                       -
                                                             -----------             -----------
Total additions                                                  269,465                 140,956
                                                             -----------             -----------

DEDUCTIONS
----------
Distributions to participants                                     78,332                  65,385
Net depreciation in the fair
  value of investments (Notes 1 & 6)                              17,839                 103,760
Interest expense                                                   5,474                   6,136
Trustee fees and expenses                                          1,823                   1,677
                                                             -----------             -----------
Total deductions                                                 103,468                 176,958
                                                             -----------             -----------
Net increase (decrease) in Assets
    Available for Benefits                                       165,997                 (36,002)

Net Assets Available - Beginning of year                       1,272,033               1,308,035
                                                             -----------             -----------
Net Assets Available - End of year                           $ 1,438,030             $ 1,272,033
                                                             ===========             ===========

    The accompanying notes are an integral part of the financial statements.

                          NOTES TO FINANCIAL STATEMENTS
                             (Dollars in Thousands)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Investment Valuation

     The investments in Parker-Hannifin Corporation (the Company) common shares, non-convertible corporate bonds, U.S. Government bonds, Key Trust Employee Benefits Value Equity and Fixed Income Funds, PIMCO Total Return Fund, Aetna Small Company Fund, Capital Guardian International Equity Fund, the SSgA S&P 500 Index Fund, the Federated Equity Income Fund, the Janus Fund, and the John Hancock Technology Fund are valued at quoted market prices as of the last reported trade price on the last business day of the period. The Parker Retirement Savings Plan (the Plan) presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses from the sale of investments and the unrealized appreciation (depreciation) on investments held by the Plan.

     Investments in the Key Trust Employee Benefits Money Market Fund are valued at market, which approximates cost. Refer to Note 8 for information relating to the Contract Income Fund.

     Management believes that the Plan's investments are well diversified and do not create a significant concentration of credit risk. Participants assume all risk in connection with any decrease in the market price of any securities in all the Funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance and bank companies, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.

     Contributions

     Participants may make contributions on a before tax and/or after tax basis. Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants.

     Company contributions are invested solely in a non-participant directed ESOP Fund, which holds primarily Company stock.

     Other

     Purchases and sales of securities are reflected on a trade-date basis.

     Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.

     Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the funds to which they relate and are netted against interest income. Certain costs and expenses incurred in administering the Plan are paid out of the Plan's assets and the Company pays the remainder.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Benefits are recorded when paid.

                             (Dollars in Thousands)

2.  DESCRIPTION OF PLAN

    General

    The following description of the Plan provides only general information. Participants should refer to the Plan document or summary plan description for a more complete description of the Plan's provisions.

    The Plan is a defined contribution plan which is available to all U.S. domestic regular, part-time non-union employees, and some union employees (if negotiated). Employees are able to enroll in the Plan the first day of the month following the date of hire. The Plan is subject to Sections 401(a) and 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended. The Plan was amended and restated effective January 1, 1999 to reflect certain operational and administrative changes and to comply with tax legislative changes.

    Cash

    The Plan maintains at a financial institution cash which exceeds federally insured amounts at times and which may, at times, significantly differ from balance sheet amounts due to outstanding checks.

    Contributions and Transfers

    Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 20% of their total compensation for a Plan year and may change such percentage upon request. The amount which a highly compensated employee may contribute may be limited in order to comply with Internal Revenue Code Sections 401(k) and 401(m). Participants may suspend their contributions at any time and may designate one or more of several available funds in which their contributions are to be invested. Investment elections may be changed at any time. Available funds are:

    (a) Parker Hannifin Common Stock Fund - Invested primarily in common shares of the Company purchased on the open market. A participant's contribution is limited to 50% of the total amount invested.

    (b) PIMCO Total Return Fund - Invested primarily in securities which have a fixed rate of return such as U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers, and money market instruments.

    (c) Equity Fund - Invested primarily in common stock of high-quality medium and large capitalization companies other than the Company.

    (d) Contract Income Fund - Invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. Refer to Note 8 for a further description of this fund.

    (e) Balanced Fund - Invested primarily in securities which have a fixed rate of return such as government and high-quality corporate bills, notes, bonds, and/or invested in bonds, convertible securities, money market investments, and common stocks of high-quality medium and large capitalization companies other than the Company.

    (f) Aetna Small Company Fund - Invested primarily in common stocks and securities convertible into common stocks of companies with smaller market capitalization who outperform the market over time. Effective March 1, 2002 the Aetna Small Company Fund was changed to the ING Small Company Fund.

    (g) Capital Guardian International Equity Fund - Invested primarily in common stocks, preferred stocks, warrants and rights to subscribe to common stocks of non-U.S. issuers.

                             (Dollars in Thousands)

    (h) SSgA S&P 500 Index Fund - Invested in stocks which comprise the S&P 500 Index, most of which are listed on the New York Stock Exchange.

    (i) Janus Fund - Invested primarily in common stocks of larger, more established companies that are expected to have greater than average earnings growth.

    (j) Federated Equity Income Fund - Invested in equities and convertible securities.

    (k) John Hancock Technology Fund - Invested primarily in U.S. and foreign technology companies whose stocks appear to be trading below their true value.

    Parker-Hannifin Corporation Contributions

    The Company contributes an amount equal to 100% of the first 3% of the monthly before-tax contributions and, effective May 1, 2001, an amount equal to 50% of the 4th percent and 5th percent of the contribution. Prior to May 1, 2001, the Company contributed an amount equal to 25% of the 4th percent and 5th percent of the before-tax contribution. The Company may also match after-tax contributions, but matches only 25% of the 4th percent and 5th percent of after tax contributions. Company contributions match the before-tax contributions prior to the after-tax contributions. Company contributions are invested solely in the ESOP Fund. A participant age 55 or older, with 10 or more years of participation in the Plan, may transfer a portion of the shares of stock in the ESOP Fund to any of the investment funds within the Plan.

    Participant Loans

    The Plan has a loan provision which allows an active participant to borrow a minimum of $500 (actual dollars) and up to the lesser of a) 50% of their account balance or b) $50,000 (actual dollars) less the largest outstanding loan balance he/she had in the last 12 months. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to ten years for a residential loan. Participant loans are valued at cost, which approximates fair value.

    Participant Accounts

    The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined on a daily basis and exclude contributions receivable and benefits payable.

3.  VESTING, WITHDRAWALS AND DISTRIBUTIONS

    Participants are fully vested at all times. In general, a participant's account is only paid out after termination of employment, but under certain circumstances, a participant may withdraw in cash a portion of his/her before and/or after tax contributions, subject to certain limitations and restrictions.

    After a participant terminates employment for any reason, all amounts are distributable to the participant or if the participant is deceased, to the participant's designated beneficiary. The distribution may be deferred until the age of 70 1/2 if the participant's interest exceeds $5,000 (actual dollars). Distribution is in cash either in a single payment, quarterly installments or, by purchase of an annuity, except that amounts held in the Company Stock Fund and ESOP Fund may be distributed in the form of common shares or cash, as the participant elects.

    Dividends received by the ESOP Fund with respect to allocated Company shares are paid to participants at the end of each Plan year.

                             (Dollars in Thousands)


4.  PLAN AMENDMENT

    Participation in the 401(k)

    During calendar year 2000, the Plan was amended to allow union employees at Wickliffe, Ohio, Eastlake North, Ohio, Eastlake South, Ohio and Home Avenue, Akron, Ohio to participate. During calendar year 2001, the Plan was amended to allow union employees at Kalamazoo, Michigan, Springfield, Kentucky and Minneapolis, Minnesota to participate.

    Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 20% of their total compensation for a Plan year and may change such percentage upon request. Such contributions can be made on a before tax basis only. The Company does not match the above contributions, and does not provide for loan provisions, after tax withdrawals or automatic enrollment.

5.  NOTES PAYABLE

    Notes payable at December 31, 2001 and 2000 consisted of the following:

                                                        2001         2000
                                                  ----------   ----------

    Amortizing Notes, 6.34% due 2008              $   83,001   $   94,188

    Senior Notes, 7.08% due 2009                      14,243            -
                                                  ----------   ----------

                                                  $   97,244   $   94,188
                                                  ==========   ==========

    The 6.34% Amortizing Notes are guaranteed by the Company and call for payment of principal and interest semiannually through July 15, 2008. The ESOP Fund uses company contributions and cash dividends received on unallocated shares to repay the loan plus interest.

    The 7.08% Senior Notes were transferred to the ESOP Fund on December 31, 2001 as part of the merger of the Commercial Intertech Employee Stock Ownership Plan as discussed in Note 12. The 7.08% Senior Notes are guaranteed by the Company and call for payment of interest semiannually on June 30th and December 31st and the payment of principal annually on December 31st . Company contributions and cash dividends received on unallocated shares have been and will continue to be used to repay the loan plus interest.

    The shares purchased with the proceeds from these borrowings are held in suspense in the ESOP Fund (referred to as unallocated shares), to be released and allocated to participant's accounts periodically in full or partial satisfaction of the Company's matching contribution obligations. Principal amounts of the notes payable for the five years ending December 31, 2002 through 2006 are $12,678, $12,912, $13,183, $13,492 and $13,842,
    respectively.

                             (Dollars in Thousands)


6.  INVESTMENTS

    The Plan investments at fair value (determined by quoted market price) at December 31,:

                                                              2001         2000
                                                       -----------  -----------
    Cash and cash equivalents
       Employee Benefits Money Market Fund              $   32,959   $   27,060

    Common Shares
       Company Stock Fund                                  128,094      146,835
       ESOP Fund - Allocated *                             418,252      358,294
       ESOP Fund - Unallocated *                           126,803      110,270

    Investment Contracts - estimated                       201,925      149,287

    Other Investments
       Aetna Small Company Fund                             63,988       57,043
       Capital Guardian International Equity Fund           29,038       32,990
       SSgA S&P 500 Index Fund                              97,146       96,105
       Employee Benefits Fixed Income Fund                  36,710       33,324
       Employee Benefits Value Equity Fund                 233,108      247,837
       Federated Equity Income Fund                          8,255        4,031
       Janus Fund                                           30,014       13,643
       John Hancock Technology Fund                         16,723        9,411
       PIMCO Total Fund Return                              66,600            -
       U.S. Government Securities                                -       25,290
       Corporate Debt Instruments                                -       12,657
                                                       -----------  -----------
                                                           581,582      532,331

    Participant Loans - estimated                           45,929       43,111
                                                       -----------  -----------
    Total Assets Held for Investment                    $1,535,544   $1,367,188
                                                       ===========  ===========

    *  Non-participant directed investments

    The plan's investments appreciated (depreciated) in value during calendar 2001 and 2000 as follows:

                                                             2001         2000
                                                       -----------  -----------

       Company Stock Fund                               $    9,589   $   (9,555)
       ESOP Fund - Allocated                                18,075      (54,488)
       ESOP Fund - Unallocated                               1,191      (23,349)
       Bank Common/ Collective Trusts                      (20,571)       8,882
       Mutual Funds                                        (26,123)     (25,250)
                                                        ----------   ----------
                                                        $  (17,839)  $ (103,760)
                                                        ==========   ==========

7.  NONPARTICIPANT-DIRECTED INVESTMENTS

    Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments at December 31 is as follows:

                                                             2001         2000
                                                       -----------  -----------
   Net Assets:
       ESOP Fund - Allocated                            $  420,551   $  362,112
       ESOP Fund - Unallocated                              27,964       14,260
                                                       -----------  -----------
                                                        $  448,515   $  376,372
                                                       ===========  ===========

                             (Dollars in Thousands)

                                                  Year ended December 31, 2001          Year ended December 31, 2000
                                               ---------------------------------    -------------------------------------
                                                  ESOP Fund         ESOP Fund          ESOP Fund            ESOP Fund
                                                  Allocated        Unallocated         Allocated           Unallocated
                                                  ---------        -----------         ---------           -----------
    Changes in Net Assets:
       Contributions                              $  18,185         $  15,229            $ 14,287           $  15,653
       Transfers from (to) other plan
           funds                                     38,864             1,099              10,424             (13,429)
       Interest income                                   71                51                 106                  76
       Dividend income                                5,971             1,608               5,481               1,761
       Net appreciation (depreciation)               18,075             1,191             (54,488)            (23,349)
       Benefits paid to participants                (20,039)                              (19,468)
       Interest expense                                                (5,474)                                 (6,136)
       Disbursements in kind                         (2,688)
                                               ------------      ------------        ------------         -----------
                                                  $  58,439         $  13,704            $(43,658)          $ (25,424)
                                               ============      ============        ============         ===========

8.  CONTRACT INCOME FUND

    Reported in aggregate for the Contract Income Fund (including cash and cash equivalents) at December 31:

                                                                  2001           2000
                                                            ----------     ----------
Contract Value of Assets                                     $ 220,078      $ 172,029
Fair Value of Assets                                         $ 224,404      $ 173,055
Average Yield of Assets                                           5.68%          6.56%
Return on assets for the 12 months ended December 31              6.17%          6.48%
Duration                                                    2.49 Years     2.38 Years

    The above information does not include investment contracts with a fair value of $11,671 held in a common-collective trust.

    The above information is provided in compliance with the AICPA Statement of Position 94-4 (SOP 94-4). SOP 94-4 requires that fair value be based upon the standard discounted cash flow methodology as referred to in the Statement of Financial Accounting Standards No. 107. To arrive at the above aggregate fair value, comparable duration Wall Street Journal Guaranteed Investment Contract (GIC) Index rates were used as the discount factor within the discounted cash flow formula. A standard present value calculation has been employed to arrive at a current value for each cash flow within a contract. The sum of the present values for each contract's cash flows is the estimated total fair value for that contract. All of the contract fair values are then added together to arrive at the above aggregate fair value for the portfolio.

    The Contract Income Fund contains indexed synthetic GIC's. This is a portfolio of collective bond fund units owned by the fund and a benefit-responsive, book-value "wrap" contract associated with the portfolio. The wrap contract amortizes gains and losses of the portfolio units over the duration of the portfolio's average life and assures that book-value, benefit-responsive payments can be made for participant withdrawals. The indexed synthetic GIC's (which exceeded 5% of the Plan's net assets) included in the above amounts at December 31, 2001 and 2000 had a book value of $88,328 and $53,874, while the fair value was $90,541 and $54,346, respectively.

    Certain employer initiated events (e.g., layoffs, bankruptcy, plant closings, plan termination, mergers, early retirement incentives) are not eligible for book value disbursements even from fully benefit responsive contracts. These events may cause liquidation of all or a portion of a contract at a market value adjustment.

                             (Dollars in Thousands)


9.  TAX STATUS

    The Internal Revenue Service has determined and informed the Company by letter dated May 2, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Since receiving the determination letter the Plan has been amended to provide for various administrative changes including adding additional investment funds and furnishing daily valuations. The Plan administrator and the Plan's tax counsel believe that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.

    Contributions matched by the Company and all earnings generally are not taxable until distributed to the participants.

10. PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination may permit assets held in trust by the Trustee to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, the Company contributions credited to each affected participant will continue to be fully vested.

11. PARTY-IN-INTEREST

    Certain plan investments are units of common/collective trusts managed by Key Bank. Key Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

12. TRANSFERS FROM OTHER PLANS

    During calendar year 2001, the net assets of the plans identified below were transferred to the Plan. The value of the individual participant accounts was not changed as a result of the transfer. Each participant is eligible to receive the benefits of the Plan as of the date of transfer.

                                                                                            Net Assets
                              Plan Name                             Date of Transfer       Transferred
    Commercial Intertech Employee Stock Ownership Plan                  12/31/01             $  48,886
    Commercial Intertech Retirement Plan                                12/31/01                39,256
    Commercial Intertech 401(k) Plan                                    12/31/01                 9,410
    Retirement Savings and Thrift Plan for Hourly Employees at
    the Gresen Hydraulics Division - Minneapolis Plant                  12/31/01                 5,012
    Wynn's 401(k) Plan                                                  08/01/01                10,626
    Wilkerson Corporation Associates 401(k) Thrift Plan
    and Trust                                                           10/01/01                 5,598
    Employes' Savings and Profit Sharing Fund Of Miller Fluid
    Power                                                               10/01/01                14,173
                                                                                             ---------

                                                                                             $ 132,961
                                                                                             =========

                         PARKER RETIREMENT SAVINGS PLAN
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                                 EIN 34-0451060
                             (Dollars in Thousands)

(a)                   (b)                                               (c)                                     (d)          (e)
      Identity of issue, borrower, lessor,       Description of investment including maturity date,                        Current
                or similar party                rate of interest, collateral, par, or maturity value           Cost         value
    --------------------------------------------------------------------------------------------------------------------------------
*   Employee Benefits Money Market
      Fund                                  Cash and cash equivalents                                     $     32,959  $     32,959
*   Parker Hannifin Corporation             2,790,109 Common Shares                                             98,316       128,094
*   ESOP - Allocated                        9,110,263 Common Shares                                            204,059       418,252
*   ESOP - Unallocated                      2,761,992 Common Shares                                            106,948       126,803
    Aetna                                   Aetna Small Company Fund                                            65,066        63,988
    Federated                               Federated Equity Income Fund                                         8,899         8,255
    Janus                                   Janus Fund                                                          36,998        30,014
    John Hancock                            John Hancock Technology Fund                                        20,750        16,723
    Capital Guardian                        Capital Guardian International Equity Fund                          30,554        29,038
    SSgA                                    SSgA S&P 500 Index Fund                                            107,176        97,146
    PIMCO                                   PIMCO Total Return Fund                                             66,596        66,600
*   Key Bank                                Employee Benefits Fixed Income Fund                                 29,847        36,710
*   Key Bank                                Employee Benefits Value Equity Fund                                148,589       233,108
*   Participant Loans                       Participant loans - 7.00% -10.50%                                                 45,929

    Investment Contracts                                                                                       Cost         Value
    --------------------                                                                                  ------------  ------------
    Ohio National Life                      GIC #GA5825 7.12% Due 06/15/2002                                     4,221         4,221
    Caisse Des Depots Et Consignat          GIC #BR-24802 6.51% Due 01/15/02                                     4,054         4,054
    Protective Life Insurance Co            GAC #1374 6.89% Due 09/15/2002                                       2,039         2,039
    Safeco Life Insurance Co                LP 1058943-0102 7.04% 12/15/2002                                     1,840         1,840
    Safeco Life Insurance Co                GIC #LP1058943-03-04 Dtd 10/02/97 6.49% Due 11/15/02                 2,540         2,540
    Jackson National Life Ins Co            GIC #G 1179 Dtd 03/31/98 Fl Rt% Due 03/31/03                         3,012         3,012
    Transamerica                            GIC #76872 Dtd 10/26/98 5.527% Due 04/06/02                            826           826
    GE Life And Annuity Assurance Co        GIC #GS 3214 Dtd 11/30/98 5.63% Due 08/15/02                         1,184         1,184
    Bank Of America SS                      GIC #99004 Dtd 01/29/99 5.49% Due 10/15/03                           3,008         3,008
    Bank Of America SS                      GIC #99015 Dtd 03/01/99 5.88% Due 11/15/05                           2,984         2,984
    Monumental/Peoples Security             GIC #ADA00034TR-4 Dtd 03/30/99 5.774% Due 03/01/05                   3,564         3,564
    Bank Of America SS                      GIC # 98-034 Dtd 04/07/99 5.81% Due 03/25/05                         2,978         2,978
    Bank Of America SS                      GIC #99079 Dtd 04/30/99 5.8% Due 01/15/05                            4,032         4,032
    Monumental Life Insurance Co            GIC #ADA00034TR-E Dtd 05/10/99 6.004% Due 03/15/06                   2,491         2,491
    Hartford Life Insurance Co              GIC #GA 10430 Dtd 05/17/99 6.2% Due 11/17/03                         4,684         4,684
    Security Life Of Denver Ins Co          GIC #FA 0774 Dtd 06/03/99 6.36% Due 11/17/03                         5,862         5,862
    Caisse Des Depots Et Consignat          GIC #BR-248-03 Dtd 06/30/99 6.77% Due 07/15/04                       5,154         5,154
    Bank Of America                         GIC # 99-201 Dtd 08/24/99 6.93% Due 03/25/05                         3,004         3,004
    UBS AG                                  Synth GIC #2699 Dtd 09/16/99 6.82% Due 07/15/06                      4,904         4,904
    Canada Life Assurance Co                GIC #P 46051 Dtd 11/23/99 7.25% Due 04/15/05                         4,204         4,204
    Hartford Life Insurance Co              GIC #GA-10453 Dtd 12/20/99 7.32% Due 06/15/05                        4,617         4,617
    Monumental Life                         GIC #ADA00034TR-6 Dtd 12/15/00 6.422% Due 07/15/05                   4,974         4,974
    Pacific Life Insurance Co               GIC #G26640.01 Dtd 02/20/01 6.31% Due 03/15/06                       5,270         5,270
    GE Life And Annuity Assurance Co        GIC #GS 3549 Dtd 04/09/01 6.00% Due 09/15/06                         7,305         7,305
    Security Life Of Denver                 GIC #SA 0254 Dtd 04/11/01 5.00% Due 04/06/06                         3,033         3,033
    John Hancock Mutual Life Ins Co         GAC #15238 Dtd 08/13/01 5.83% Due 12/15/06                           5,111         5,111
    Principal Mutual Life Ins Co            GIC #4-10394-2 Dtd 11/06/01 4.08% Due 10/16/06                       5,031         5,031
    Monumental Life Ins                     GIC #MDA 00378TR Dtd 12/01/01 6.10%                                 46,173        46,173
    Bank Of America                         GIC #01-209 Dtd 12/01/01 6.22%                                      42,155        42,155
    Certus Asset Advisors                   Held in a common-collective trust in the                            11,671        11,671
                                               Contract Income Fund
                                                                                                          --------------------------
    Total Investment Contracts                                                                                 201,925       201,925

    Total Assets Held for Investment                                                                      $  1,158,682  $  1,535,544
                                                                                                          ==========================

*   Denotes Party-in-Interest

                       THE PARKER RETIREMENT SAVINGS PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001
                                 EIN 34-0451060
                             (Dollars in Thousands)

The following schedule represents Plan transactions in excess of 5% of current value of Plan assets for the year ended December 31, 2001.

              (b)                                              (c)                 (h)               (g)              (i)
                                         # of                Purchase                              Cost of
          Description                 Transactions             Price             Proceeds            Asset            Gain
------------------------------  ------------------------  ----------------   -----------------  ----------------  ------------
Contract Income Fund
   Bankers Trust Synthetic GIC            1                                    $     83,874       $   83,874

NOTE: There is no separate determination of expenses related to the above transactions.

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      PARKER RETIREMENT SAVINGS PLAN


                                      BY: /s/ Michael J. Hiemstra
                                          -----------------------
                                          Michael J. Hiemstra
                                          Executive Vice President-Finance and
                                          Administration and Chief Financial
                                          Officer


June 25, 2002